

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Richard A. Gonzalez
Chairman of the Board and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064-6400

   Re: AbbVie Inc.
    Form 10-K for the fiscal year ended December 31, 2019
    Response Letter Filed January 15, 2021
    File No. 001-35565

Dear Mr. Gonzalez:

  We have reviewed your January 15, 2021 response to our comment letter and have the following comment.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

Form 10-K for the fiscal year ended December 31, 2019

Exhibits

1. We note your response to our prior comment 3. In addition, please also revise your disclosure in future filings to clearly state whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act.

  You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

            Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Scrogham